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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.: 1

Name of Issuer: Americas Income Trust, Inc.

Title of Class of Securities:  Shares, $.01 par value per
                                            share
CUSIP Number: 03060Q103


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 03060Q103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Magten Asset Management Corp.


2. Check the Appropriate Box if a Member of a Group a.
         b.   X

3.  SEC Use Only

4.  Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:





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5.  Sole Voting Power:
         -0-

6.  Shared Voting Power:
         580,300

7.  Sole Dispositive Power:
         -0-

8.  Shared Dispositive Power:
         580,300

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
         580,300

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)
         9.1%

12. Type of Reporting Person
         IA, CO

Item 1(a) Name of Issuer: Americas Income Trust, Inc.

      (b)Address of Issuer's Principal Executive Offices:
         Piper Jaffray Tower, 222 S. 9th St., Minneapolis,
         MN 55402-3804

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

         Magten Asset Management Corp. ("Magten")
         35 East 21st St., New York, NY 10010
         Corp. organized under the laws of the State of Delaware

    (d) Title of Class of Securities: Shares, $.01 par value per share

    (e)  CUSIP Number:  03060Q103

Item 3.  This statement is filed pursuant to Rule
13d-1(b)(1).




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    /x/  Investment Adviser registered under Section 203 of
         the Investment Advisers Act of 1940.

 Item 4. Ownership.
         (a) Amount Beneficially Owned: 580,300
         (b) Percent of Class: 9.1%
         (c) 580,300 shares with shared power to vote or to direct the vote; 580,300 shares with shared power to dispose or to direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.
         Magten's investment advisory clients have the right to receive dividends from the securities to which this
Schedule 13G relates. The following investment advisory client has such an interest with respect to more than five percent of the class of securities to which this Schedule 13G relates: General Motors Employees Domestic Group Pension Trust.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.
         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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         After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By: /s/ Talton R. Embry                     February 13, 1998
    _________________________               ___________________
   Title: Managing Director                 Date










































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